[DECHERT LLP LETTERHEAD]

April 14, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Equity Trust
(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson:

This letter responds to comments provided to Jules Baughns for Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.  The discussion below focuses on the Class A, Class B and Class C Prospectus for ING Index Plus LargeCap Equity Fund IX (“Fund”) and the related Statement of Additional Information (“SAI”). In addition, attached is the requested Tandy Letter (Attachment A).

COMBINED CLASS A, CLASS B, AND CLASS C PROSPECTUS

1.                                       Comment:              Please update the financial information.

Response:             The Registrant has updated the financial information in the “Financial Highlights” section for six months ended November 30, 2008 and added statements in the prospectus and SAI that the unaudited semi-annual shareholder report dated November 30, 2008 will also be incorporated by reference.

2.                                       Comment:              The Staff noted that the Fund normally invests in stocks with a minimum market capitalization of $3 billion.  The Staff queried whether $3 billion is too low to be considered “large cap.”

Response:             As disclosed in the prospectus, the Sub-Adviser normally invests in stocks included in the S&P 500 Index.  While some of these stocks are issued by mid-cap companies, most stocks in the S&P 500 Index are issued by large-cap companies.  As a result, exposure to mid-cap companies is not expected to be a significant risk for the Fund.

3.                                       Comment:              Please consider moving the “Introduction to the Fund” to after the Risk/Return summary.

Response:             The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Fund” is consistent with the format of other ING fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows.  To the extent that investors are familiar with the format of the Registrant’s prospectus, to alter this format for this Fund alone will likely confuse investors.  Therefore, we have left the section in its original position in the Prospectus.

4.                                       Comment:              Please move the footnotes to the “Fees That You Pay Directly” table to after the end of both tables.

Response:             The Registrant believes that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled “Fees You Pay Directly” and “Operating Expenses Paid Each Year by the Funds.”  The Registrant appreciates the Staff’s comment; however, the Registrant believes that the disclosure if appropriate in its current location.  Accordingly, no change has been made.

*              *              *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3445.

Kind regards,

/s/ Jules Baughns

Jules Baughns

Dechert LLP

Attachment:	Paul A. Caldarelli
Counsel
ING U.S. Legal Services

ATTACHMENT A

[ING FUNDS LOGO]

April 14, 2009

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Equity Trust
(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson;

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2649.  Thank you.

Regards,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Jeffrey Puretz
Dechert LLP